SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coca-Cola FEMSA, S.A.B. de C.V.
(Name of Issuer)

Series L Shares, without par value
(Title of Class of Securities)

1912411081
(CUSIP Number)

Basil P. Zirinis
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
+44 20 7959 8585
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________
1 CUSIP Number is for the American Depositary Shares (ADSs) representing the Series L Shares.  Each ADS represents ten Series L Shares, without par value.

Page 2 of 4 Pages

CUSIP No. 191241108	13D
1	Names of Reporting Persons Herman Harris Fleishman Cahn
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,382,967
8	Shared Voting Power 0
9	Sole Dispositive Power 6,382,967
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,382,967
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 1.3%2
14	Type of Reporting Person (See Instructions) IN
_________________________
2 Based on 497,298,032 Series L Shares outstanding as of December 31, 2015, as reported by the Issuer on the cover page of its Form 20-F as filed with the Securities and Exchange Commission on April 15, 2016 for the fiscal year ended December 31, 2015.

Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Herman Harris Fleishman Cahn (“Mr. Fleishman”) with the Securities and Exchange Commission on October 20, 2011 (the “Schedule 13D”), relating to the Series L Shares, without par value (“Series L Shares”), of Coca-Cola FEMSA, S.A.B. de C.V. (the “Issuer”).  At the time of the filing of the Schedule 13D, Mr. Fleishman’s beneficial ownership of Series L Shares was 6.4%.  As a result of the issuance of Series L Shares by the Issuer during 2012, in which Mr. Fleishman did not participate, Mr. Fleishman’s beneficial ownership of Series L Shares decreased to 4.2% as of December 31, 2012, based on the information reported in the Issuer’s Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 14, 2013.  Mr. Fleishman is filing this Schedule 13D to terminate his reporting obligation with respect to the Series L Shares.  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

This Amendment relates to the Series L Shares of the Issuer, whose principal executive offices are located at Mario Pani No. 100, Col. Santa Fe Cuajimalpa, Delegación Cuajimalpa, México, D.F. 05348, México. The Series L Shares are traded in the form of American Depositary Shares, each of which represent ten Series L Shares, on the New York Stock Exchange.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)     See the rows numbered 7, 8, 9, 10, 11 and 13 on the cover page to this Amendment, which are incorporated in this Item 5 by reference, for the aggregate number and percentage of Series L Shares beneficially owned by Mr. Fleishman.

(c)        Mr. Fleishman has not effected transactions in the Series L Shares during the past sixty days, except as reported below:

Date of Sale	Series L Shares Sold	Price Per Share (U.S.$)
May 26, 2016	374,970	7.88
May 27, 2016	398,646	7.94
May 31, 2016	400,000	8.01
June 1, 2016	19,955	8.00
June 2, 2016	267,219	7.84
June 3, 2016	166,425	7.82

All transactions were effected in the open market on the Mexican Stock Exchange and are reported in U.S. dollars using the exchange rate in effect on the trade date.

(d)           Not applicable.

(e)           Not applicable.

Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 25, 2016

HERMAN HARRIS FLEISHMAN CAHN
By: /s/ Herman Harris Fleishman Cahn
Name: Herman Harris Fleishman Cahn